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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68855

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2023 (MM/DD/YY) AND ENDING 12/31/2023 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Torino Capital, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

733 Third Avenue, 16th Floor
(No. and Street)

New York	New York	10017
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Victor Sierra	212-661-2400	victorsierra@torinocap.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Phillip V. George, PLLC
(Name – if individual, state last, first, and middle name)

5179 CR 1026	Celeste	TX	75423
(Address)	(City)	(State)	(Zip Code)

02/24/2009	3366
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Victor Sierra _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Torino Capital, LLC _____, as of 12/31 _____, 2023 ___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

FABIANO BORSATO
Notary Public, State of New York
Reg. No. 01BO6275623
Qualified in New York County
Commission Expires January 28, 2025

Notary Public

Signature:

Title:
Chief Executive Officer

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

TORINO CAPITAL, LLC

FINANCIAL STATEMENT

YEAR ENDED DECEMBER 31, 2023

PUBLIC REPORT

TORINO CAPITAL, LLC

FINANCIAL STATEMENT

YEAR ENDED DECEMBER 31, 2023

<u>TABLE OF CONTENTS</u>



PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
Torino Capital, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Torino Capital, LLC as of December 31, 2023, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Torino Capital, LLC as of December 31, 2023 in conformity with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 7 to the financial statements, the Company has suffered recurring losses from operations and negative cash flows from operations that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 7. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

This financial statement is the responsibility of Torino Capital, LLC's management. Our responsibility is to express an opinion on Torino Capital, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Torino Capital, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Phillip V. George, PLLC

PHILLIP V. GEORGE, PLLC

We have served as Torino Capital, LLC auditor since 2024.

Celeste, Texas
April 1, 2024

5179 CR 1026 CELESTE, TX 75423 214-358-5150 FAX 214-358-0222 PHIL@PVGEORGE.COM

CPA
America counts on CPAs®

Torino Capital, LLC
Statement of Financial Condition
December 31, 2023

ASSETS

Cash	$	61,009
Clearing deposit		252,652
Prepaid expenses		12,740
Furniture and equipment, net		6,096
TOTAL ASSETS	$	332,497

LIABILITIES AND MEMBER'S EQUITY

Liabilities

Accounts payable and accrued expenses	$	62,783
Accrued interest		14,572
Payable to clearing broker-dealer		25,365
EIDL loan payable		149,900
Total liabilities		252,620
Member's Equity		79,877
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	332,497

The accompanying notes are an integral part of these financial statements.

Note 1.   NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

NATURE OF BUSINESS

Torino Capital, LLC (the "Company") was organized in March 2011 as a Delaware limited liability Company and is a wholly-owned subsidiary of Torino Capital Group, LLC ("Parent"). The Company is registered with the Security and Exchange Commission (SEC), and a member of Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation (SIPC).   The U.S. dollar($) is the functional currency of the Company.

The Company operates under the exemptive provisions of SEC Rule 15c3-3(k)(2)(ii), and accordingly, is exempt from the remaining provisions of that Rule. The Company does not hold customer funds or securities.

The Company is a New York-based broker-dealer focused on capital markets and trading activities in Latin America and Eastern Europe.

SIGNIFICANT ACCOUNTING POLICIES:

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

PROPERTY AND EQUIPMENT

Property and equipment are recorded at cost. Depreciation and amortization are computed on the straight-line method over the estimated useful lives of the related assets ranging from three to seven years.

INCOME TAXES

The Company is a single member limited liability company and is disregarded for federal income tax purposes. The Company's taxable income or loss is included in the Partnership tax return of its Parent, resulting in all the federal tax liabilities or benefits relating to the operations of the Company passing through to the Parent; therefore, federal income taxes are not payable by, or provided for, the Company. The Company is subject to various state income taxes.

Note 1. NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

REVENUE RECOGNITION

Significant Judgments. Revenue from contracts with customers includes riskless trading profits and commissions. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events.

Riskless Trading Profits and Commissions. The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership of the securities have been transferred to/from the customer.

Note 2. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2023, the Company had net capital of $61,041 which was $44,200 in excess of its net capital requirement of $16,841. The Company's net capital ratio was 4.14 to 1.

The Company was in net capital deficiency from January 1, 2023 to January 24, 2023. The Company filed notification under SEA rule 17a-11 with FINRA on January 24, 2023. The net capital deficiency was cured on January 25, 2023 with a capital contribution from the Parent.

Note 3. TRANSACTIONS WITH CLEARING BROKER-DEALER

The Company has a clearing agreement with a national clearing broker-dealer to provide clearing, execution and other related securities services. The agreement requires the Company to maintain a minimum of $250,000 in a deposit account with the clearing broker-dealer. There are currently no minimum monthly charges under the agreement.

Note 4.   OFF-BALANCE-SHEET RISK AND CONCENTRATION OF CREDIT RISK

In the normal course of business, the Company's customer activities involve the execution and settlement of customer securities transactions on a fully disclosed basis with its clearing broker-dealer. The clearing broker-dealer carries accounts of the Company's customers and is responsible for execution, collection and payment of funds, and receipt and delivery of securities relative to customer transactions. These transactions may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill their contractual obligations wherein the clearing broker-dealer may charge any losses it incurs to the Company. The worthiness of its customers and that customer transactions are executed properly by the clearing broker-dealer.

The Company has $252,651, or approximately 76% of its total assets, in a clearing deposit held by the Company's clearing broker/dealer.

Note 5.   LEASES

The Company leases office facilities on a month-to-month basis with monthly payments of approximately $700. Rent expense for the year ended December 31, 2023 totaled $9,000, and is included in occupancy and equipment in the accompany statement of operations.

Note 6.   ECONOMIC INJURY DISASTER LOAN

In 2021, the Company received a low-interest Economic Injury Disaster Loan ("EIDL") loan from the Small Business Administration ("SBA") in the amount of $149,900 in response to the COVID-19 pandemic. The loan bears interest at a rate of 3.75% per annum and matures on April 4, 2051, with monthly payments of $731 starting April 2024, first applied to accrued interest and then principal. The Company has accrued interest on the loan totaling $14,572 at December 31, 2023. The loan is secured by the Company's tangible and intangible property and is guaranteed by the Parent's member. Maturities of the loan payable are as follows:

Year Ending December 31,	Amount
2024	$ -
2025	2,605
2026	2,705
2027	2,808
2028	2,915
Thereafter	138,867
	$ 149,900

Note 7.   THE COMPANY'S ABILITY TO CONTINUE AS A GOING CONCERN

In connection with preparing financial statements, Company's management evaluates whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date that the financial statements are issued.   The Company has had recurring losses and negative cash flows from operating activities. Management has determined that unless the Company generates additional revenue and/or receives additional capital contributions from the member, there is substantial doubt about the Company's ability to continue as a going concern. Management has made and began to implement plans that will expand the Company's current revenue streams and the Parent plans to continue to contribute additional capital until profitable operations are established. Management has determined that these actions will be sufficient for the Company to continue as a going concern. The accompanying financial statements do not include any adjustments that might result from the Company not achieving its planned objectives.

Note 8.   CONTINGENCIES

There are currently no asserted claims or legal proceedings against the Company, however, the nature of the Company's business subjects it to various claims, regulatory examinations, and other proceedings in the ordinary course of business. The ultimate outcome of any such action against the Company could have an adverse impact on the financial condition, results of operations, or cash flows of the Company.

Note 9.   THE SUBSEQUENT EVENTS

Management has evaluated the Company's events and transactions that occurred subsequent to December 31, 2023, through April 1, 2024, the date which the financial statements were available to be issued.

The Parent made capital contributions of $20,000 in February 2024 and $20,000 in March 2024.